04035851

Lend Lease
CORPORATION

Lend Lease Corporation Limited
ABN 32 000 226 228
Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia
Telephone
(612) 9236 6111
Facsimile
(612) 9252 2192
www.lendlease.com

12 July 2004

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Attention: Filing Clerk

SEC MAIL PROCESSING SECTION RECEIVED JUL 28 2004 WASH, D.C. 181

SUPPL

Dear Sir

Re: Company: Lend Lease Corporation Limited
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Documents
5 July 2004	Lodgement with Australian Securities & Investments Commission Form 484 – Change to Company Details
6 July 2004	Announcement to Australian Stock Exchange Appendix 3E – Daily Share Buyback Notice
7 July 2004	Announcement to Australian Stock Exchange Appendix 3E – Daily Share Buyback Notice
8 July 2004	Announcement to Australian Stock Exchange Appendix 3E – Daily Share Buyback Notice
8 July 2004	Announcement to Australian Stock Exchange Notification of Share Cancellation
9 July 2004	Announcement to Australian Stock Exchange Appendix 3E – Daily Share Buyback Notice
9 July 2004	Announcement to Australian Stock Exchange Lend Lease Announces Construction Commencement of Dock 5 Project at Victoria Harbour
12 July 2004	Announcement to Australian Stock Exchange Appendix 3E – Daily Share Buyback Notice

PROCESSED
JUL 30 2004
THOMSON FINANCIAL

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

dlw 7/29

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

RECEIVED JUL 23 2004 ... PROCESSING SECTION ... 181

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Lend Lease Corporation Limited

ACN/ABN
32 000 226 228

Corporate key

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Sue Sharpe

ASIC registered agent number (if applicable)

Telephone number
02 9236-6117

Postal address
Level 4, 30 The Bond
30 Hickson Road, Millers Point NSW 2000

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs 10 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Susan June Sharpe

Capacity
☐ Director
☒ Company secretary

Signature
S. Sharpe

Date signed
05/07/04
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

A1 Change of address

This section allows a new address to be applied to one or more purposes (ie registered office, principal place of business, company officeholder or member). You must copy and attach another Section A1 for each new address.

New address
A PO Box is only allowed for a member address

At the office of, C/- (if applicable)

Office, unit, level, or PO Box number (A PO Box is only allowed for a member address)

Street number and Street name
13 Quakers Road

Suburb/City: Mosman
State/Territory: NSW

Postcode: 2088
Country (if not Australia):

Date of change
For members' address changes, use the date of change to the members' register

Date of change
0 5 / 0 7 / 0 4
[D D] [M M] [Y Y]

Apply address to
You can apply the new address to one or more of the following — registered office, principal place of business, etc.

Registered office address
A change to the registered office address takes effect either 7 days after lodgement of the notice or a later date specified in the notice.

☐ **Registered office address**

If the registered office has changed, does the company occupy the premises?

☐ yes

☐ no

if no, name of occupier?

☐ Occupier's consent (Select box to indicate the statement below is correct)
The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent.

☐ **Principal place of business address**

☒ **Company officeholder's residential address**

1 Family name: Clarke
Given names: Gregory Allison

Date of birth
2 7 / 1 0 / 5 7
[D D] [M M] [Y Y]

Place of birth (town/city): Leicester
(state/country): United Kingdom

2 Family name:
Given names:

Date of birth
[D D] [M M] [Y Y]

Place of birth (town/city):
(state/country):

Member's address
If there are more than 20 members in a share class, only address changes for the top 20 need be notified.

☐ **Member's address**

1 Family name:
Given names:

2 Family name:
Given names:

When a member is a company, not a person

1 Company name (only if a member):

ACN/ ARBN/ ABN:
Country of incorporation (if not Australia):

A2 Change of name — officeholders or members

Use this section if an officeholder or member has changed their name.

☐ Director ☐ Alternate director
☐ Secretary ☐ Member

Member's name
If there are more than 20 members in a share class, only name changes for the top 20 need be notified.
Date and place of birth are not required for members.

Personal name change
Eg change by deed poll or marriage. To register a new officeholder go to B1

Their previous name was (provide full given names, not initials)

Family name | Given names

Date of birth
[D D] / [M M] / [Y Y]

Place of birth (town/city) | (state/country)

Their new name is (provide full given names, not initials)

Family name | Given names

Date of change

Date of change
[D D] / [M M] / [Y Y]

Organisation name change (member only)
When a member is a company, not a person, and the company has changed its name

The previous organisation name was

The new organisation name is

ACN/ ARBN/ ABN

Date of change

Date of change
[D D] / [M M] / [Y Y]

A3 Change — ultimate holding company

Use this section if there is a change to the ultimate holding company.

The change is

☐ ***There is a new ultimate holding company***

Company name

ACN/ ARBN/ ABN **OR** Country of incorporation (if not Australia)

☐ **The ultimate holding company has ceased operation as the ultimate holding company**

Company name

ACN/ ARBN/ ABN **OR** Country of incorporation (if not Australia)

☐ **The ultimate holding company has changed its name**

Company name

ACN/ ARBN/ ABN **OR** Country of incorporation (if not Australia)

Date of change

Date of change
[D D] / [M M] / [Y Y]

Lend Lease
CORPORATION

6 July 2004

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By electronic lodgement

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Lend Lease Corporation Limited advises the on market buyback of 38,665 shares for $400,892 on Monday 5 July 2004. The highest price paid was $10.40 and the lowest price paid was $10.33. The total maximum number of shares that may still be bought back under the buyback is 42,877,362 (refer attached Appendix 3E).

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

S.E.C. MAIL PROCESSING SECTION
RECEIVED
JUL 2 8 2004
WASH. D.C. 181

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	24 May 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,083,973	38,665
4	Total consideration paid or payable for the shares	$11,228,834	$400,892

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.55 date: 23-Jun-04 lowest price paid: $10.24 date: 30-Jun-04	highest price paid: $10.40 lowest price paid: $10.33 highest price allowed under rule 7.33: $10.8486

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	42,877,362

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 6/7/04
(~~Director~~/Company secretary)

Print name:

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	24 May 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,122,638	42,915
4	Total consideration paid or payable for the shares	$11,629,726	$449,093

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.55 date: 23-Jun-04 lowest price paid: $10.24 date: 30-Jun-04	highest price paid: $10.52 lowest price paid: $10.40 highest price allowed under rule 7.33: $10.8969

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	42,834,447

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 7/7/04
(~~Director~~/Company secretary)

Print name:

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	24 May 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,165,553	65,914
4	Total consideration paid or payable for the shares	$12,078,818	$689,335

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.55 date: 23-Jun-04 lowest price paid: $10.24 date: 30-Jun-04	highest price paid: $10.50 lowest price paid: $10.41 highest price allowed under rule 7.33: $10.9431

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	42,768,533

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 8/7/04
(~~Director~~/Company secretary)

Print name:

Section C **completion guide**

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	1,066,973	$11,053,254.84

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

23/06/04
[D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory
NSW

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any *of the following changes occurred.*

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares *increased by* ... (number)	Shares *decreased by* ... (number)	Total number *now held*	*Total $ paid *on these* shares	*Total $ *unpaid* on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	24 May 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,231,467	105,000
4	Total consideration paid or payable for the shares	$12,768,154	$1,102,479

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.55 date: 23-Jun-04 lowest price paid: $10.24 date: 30-Jun-04	highest price paid: $10.50 lowest price paid: $10.49 highest price allowed under rule 7.33: $10.9809

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	42,663,533

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe.................... Date: 9/7/04
(~~Director~~/Company secretary)

Print name:

+ See chapter 19 for defined terms.

Lend Lease
CORPORATION

Lend Lease Corporation Limited

ABN 32 000 226 228

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

Telephone
(612) 9236 6111

Facsimile
(612) 9252 2192

www.lendlease.com

9 July 2004

The Manager
Companies Section
Australian Stock Exchange Limited

The Manager
Companies Section
New Zealand Stock Exchange Limited

Pages: Five (5) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

LEND LEASE ANNOUNCES CONSTRUCTION COMMENCEMENT OF DOCK 5 PROJECT AT VICTORIA HARBOUR

Lend Lease Corporation Limited ("Lend Lease") today announced commencement of construction on Victoria Harbour's A$155 million-Dock 5 project. The project will consolidate our leading position in inner-urban, high-value residential developments along the eastern seaboard.

Further details are included in the attached media statement.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

"It is noteworthy that we have already 10 retailers committed to take up approximately one third of the total retail space. Harbour Promenade, a retail precinct underneath the National Australia Bank that will eventually extend to Dock 5, will feature a new bar, cafes and restaurants close to a public jetty, and two light filled pavilions.

"Melbourne's famed restaurateur Sam Zeneldin has committed to a large retail and restaurant slice in what is considered a significant waterfront /retail and restaurant investment in Australia. We also have pre-commitment from Safeway Supermarkets to open a full service store in Buckley Street, the shopping strip that will become the community and cultural heart of the entire Docklands," said Mr Taylor.

ENDS

For further information please contact:

David Moeller
Project Director Victoria Harbour
Tel: 03 8600 6133

Roger Burrows
Lend Lease Corporation
Tel: 02 9236 6116

Lina Melero
Lend Lease Corporation
Tel: 02 9237 5503

Jessica Nulley
Tel: 03 9426 1321 / 0412 139 218

Victoria Harbour is Melbourne's only peninsula bordered by 3.7 km of waterfront, (1.6 km of which are north facing) and 30-hectares of land currently being developed by Lend Lease. The site is the centrepiece of the Docklands project, enjoying spectacular views of Victoria Harbour, Yarra River, Bolte Bridge and city skyline, all within minutes of the CBD and surrounding arterial roads.

BACKGROUNDER

Actual Developments:

"LIVE" - DOCK 5

As construction of the prestigious residential development, Dock 5 commences, it will include the establishment of new infrastructure linking Harbour Promenade (situated underneath the National Australia Bank) to Dock 5.

Dock 5 is currently experiencing solid sales rates and is underpinned by a unique offering and adherence to quality design principles as a result of designing from the inside out to maximise views and living space.

Lend Lease has received strong interest from buyers looking for something extra. The average selling price is $900,000 for residential homes at Dock 5, with a number of sales in excess of $2 million.

While many developments have drawn buyers from the investment market, total Dock 5 pre-sales comprise 70 percent owner occupiers. Commencement of construction sends a strong message to reinforce buyer confidence in Victoria Harbour.

"LEARN" – SKILLING & EMPLOYMENT

Docklands Skilling & Employment (DSE) is a collaborative program that provides employment, education and training services to advance skilling and employment in the Docklands region. Lend Lease and VicUrban were founding members.

In April this year, 23 trainees graduated with the completion of the Office Administration New Apprenticeships Access Program.

DSE are in the process of delivering the first 'Docklands Orientation' program, and developing a program to assist local students in their transition from school to work.

"WORK" – THE NATIONAL AUSTRALIA BANK

The $240 million National Australia Bank flagship development with Bourke Street frontage is nearing completion. The first of two buildings is now fully occupied accommodating 1,900 employees. The workforce is expected to grow to 3,500 on completion of the second building in September this year.

Designed from the inside out, the new development provides the National Australia Bank with the opportunity to link the workplace environment to business and people strategies through the provision of a number of innovative features including: operable façade, wintergardens, sunrooms and daylight filled atriums in the centre of each building.

The new generation building features 59,000 sqm of A+ grade office space, consisting of two interconnected, highly transparent low-rise buildings that set new benchmarks in environmental and ergonomic design.

"PLAY" – RETAIL & PUBLIC SPACE

Victoria Harbour's residents will not only have essential amenities that will be available within their building but also within their immediate neighbourhood.

Approximately a third of Victoria Harbour's entire retail space of 17,500 sqm has been taken up including waterfront retail and restaurant investment and pre-commitment for a full service Safeway supermarket.

Harbour Promenade, a 1,600 sqm retail precinct underneath the National Australia Bank, is currently in final stages and will host a restaurant, three cafes, an IGA supermarket, a pharmacy and newsagency, a medical centre and a bar and grill.

72 percent of Dock 5's entire retail precinct (2,333 sqm) has been taken up by famed Melbourne restaurateur Sam Zeneldin, owner of Street Café in St Kilda and No. 3 Station Pier in Port Melbourne.

Under a pre-commitment contract, a 2,500 sqm Safeway supermarket will be anchored on Buckley Street. The street will host an additional 50 shops, commercial suites and residential dwellings and is set to become what Acland Street is to St Kilda, Oxford Street is to Paddington and Hastings Street to Noosa.

Several public places have been planned at strategic sites within Victoria Harbour. They include the corner of Collins on Bourke; Peninsula Park (situated at the tip of North Wharf), Victoria Dock, and the Grand Plaza.

A total of 6.6-hectares of public parklands and promenades have been designed to facilitate a community spirit and provide relaxation areas for all.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.55 date: 23-Jun-04 lowest price paid: $10.24 date: 30-Jun-04	highest price paid: $10.46 lowest price paid: $10.43 highest price allowed under rule 7.33: $11.0103

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	42,569,766

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 12/7/04
(~~Director~~/Company secretary)

Print name: